American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share data)
Unaudited

		March 31	
ASSETS		2008	2007
Cash and due from banks	$	20,310 $	22,844
Interest-bearing deposits in other banks		4,218	22,817
Securities available for sale, at fair value		149,636	138,533
Securities held to maturity		11,039	13,475
Total securities		160,675	152,008
Loans held for sale		1,681	2,017
Loans, net of unearned income		554,667	543,357
Less allowance for loan losses		(7,425)	(7,590)
Net Loans		547,242	535,767
Premises and equipment, net		13,392	12,759
Goodwill		22,468	22,468
Core deposit intangibles, net		2,358	2,735
Accrued interest receivable and other assets		12,705	14,129
Total assets	$	785,049 $	787,544
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Demand deposits -- noninterest-bearing	$	101,195 $	116,940
Demand deposits -- interest-bearing		103,365	113,778
Money market deposits		52,574	52,856
Savings deposits		64,198	69,083
Time deposits		260,207	253,377
Total deposits		581,539	606,034
Repurchase agreements		58,179	44,526
FHLB borrowings		16,125	15,050
Trust preferred capital notes		20,619	20,619
Accrued interest payable and other liabilities		5,714	4,675
Total liabilities		682,176	690,904
Shareholders' equity:			
Common stock, $1 par, 10,000,000 shares authorized,			
6,100,185 shares outstanding at March 31, 2008 and			
6,156,823 shares outstanding at March 31, 2007 and		6,100	6,157
Capital in excess of par value		26,472	26,456
Retained earnings		69,866	65,726
Accumulated other comprehensive income (loss), net		435	(1,699)
Total shareholders' equity		102,873	96,640
Total liabilities and shareholders' equity	$	785,049 $	787,544

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

		Three Months Ended March 31	
		2008	2007
Interest and Dividend Income:			
Interest and fees on loans	$	9,444 $	10,079
Interest and dividends on securities:			
Taxable		1,231	1,136
Tax-exempt		432	423
Dividends		77	89
Other interest income		76	171
Total interest and dividend income		11,260	11,898
Interest Expense:			
Interest on deposits		3,582	3,783
Interest on repurchase agreements		451	426
Interest on other borrowings		159	206
Interest on trust preferred capital notes		343	343
Total interest expense		4,535	4,758
Net Interest Income		6,725	7,140
Provision for Loan Losses		140	303
Net Interest Income After Provision			
for Loan Losses		6,585	6,837
Noninterest Income:			
Trust fees		880	879
Service charges on deposit accounts		565	622
Other fees and commissions		203	200
Mortgage banking income		195	190
Brokerage fees		143	89
Securities gains, net		30	25
Impairment of securities		-	-
Other		119	207
Total noninterest income		2,135	2,212
Noninterest Expense:			
Salaries		2,469	2,390
Employee benefits		747	648
Occupancy and equipment		966	829
Bank franchise tax		177	168
Core deposit intangible amortization		94	94
Other		996	1,041
Total noninterest expense		5,449	5,170
Income Before Income Taxes		3,271	3,879
Income Taxes		966	1,175
Net Income	$	2,305 $	2,704
Net Income Per Common Share:			
Basic	$	0.38 $	0.44
Diluted	$	0.38 $	0.44
Average Common Shares Outstanding:			
Basic		6,107,832	6,156,812
Diluted		6,121,285	6,185,084

Net Interest Income Analysis
For the Three Months Ended March 31, 2008 and 2007
(in thousands, except rates)

		Average Balance		Interest Income/Expense		Yield/Rate	
		2008	2007	2008	2007	2008	2007
Loans:							
Commercial	$	85,632 $	88,962 $	1,466 $	1,693	6.85%	7.61%
Real Estate		460,429	444,854	7,777	8,165	6.76	7.34
Consumer		9,524	10,346	217	242	9.11	9.36
Total loans		555,585	544,162	9,460	10,100	6.81	7.42
Securities:							
Federal agencies		50,064	82,257	597	857	4.77	4.17
Mortgage-backed		47,405	20,001	603	241	5.09	4.82
State and municipal		47,847	45,963	656	634	5.48	5.52
Other		6,383	8,783	99	129	6.20	5.87
Total securities		151,699	157,004	1,955	1,861	5.15	4.74
Deposits in other banks		10,224	13,261	76	171	2.97	5.16
Total interest-earning assets		717,508	714,427	11,491	12,132	6.41	6.79
Non-earning assets		62,696	64,431				
Total assets	$	780,204 $	778,858				
Deposits:							
Demand	$	107,994 $	110,115	225	424	0.83	1.54
Money market		51,320	52,140	294	349	2.29	2.68
Savings		63,184	68,927	116	235	0.73	1.36
Time		263,700	262,624	2,947	2,775	4.47	4.23
Total deposits		486,198	493,806	3,582	3,783	2.95	3.06
Repurchase agreements		54,624	46,254	451	426	3.30	3.68
Other borrowings		33,870	36,720	502	549	5.93	5.98
Total interest-bearing liabilities		574,692	576,780	4,535	4,758	3.16	3.30
Noninterest bearing demand deposits		97,212	101,011				
Other liabilities		5,958	5,735				
Shareholders' equity		102,342	95,332				
Total liabilities and shareholders' equity	$	780,204 $	778,858				
Interest rate spread						3.25%	3.49%
Net interest margin						3.88%	4.13%
Net interest income (taxable equivalent basis)				6,956	7,374		
Less: Taxable equivalent adjustment				231	234		
Net interest income			$	6,725 $	7,140		

Financial Highlights
American National Bankshares Inc. and Subsidiaries
(*Dollars in thousands, except share data*)
Unaudited

		Three Months Ended March 31		
		2008	2007	Change
EARNINGS				
Interest income	$	11,260	$ 11,898	(5.4) %
Interest expense		4,535	4,758	(4.7)
Net interest income		6,725	7,140	(5.8)
Provision for loan losses		140	303	(53.8)
Noninterest income		2,135	2,212	(3.5)
Noninterest expense		5,449	5,170	5.4

Income taxes		966		1,175	(17.8)
Net income		2,305		2,704	(14.8)

PER COMMON SHARE

Earnings per share - basic	$	0.38	$	0.44	(13.6) %
Earnings per share - diluted		0.38		0.44	(13.6)
Cash dividends declared		0.23		0.22	4.5
Book value per share		16.86		15.70	7.4
Book value per share - tangible (a)		12.79		11.60	10.3
Closing market price		21.26		22.88	(7.1)

FINANCIAL RATIOS

Return on average assets		1.18 %		1.39 %	(21) bp
Return on average equity		9.01		11.35	(234)
Return on average tangible equity (b)		12.24		15.81	(357)
Average equity to average assets		13.12		12.24	88
Net interest margin, taxable equivalent		3.88		4.13	(25)
Efficiency ratio		60.09		54.11	598
Effective tax rate		29.53		30.29	(76)

PERIOD END BALANCES

Securities	$	160,675	$	152,008	5.7%
Loans held for sale		1,681		2,017	(16.7)
Loans, net of unearned income		554,667		543,357	2.1
Goodwill and other intangibles		24,826		25,203	(1.5)
Assets		785,049		787,544	(0.3)
Assets - tangible (a)		760,223		762,341	(0.3)
Deposits		581,539		606,034	(4.0)
Repurchase agreements		58,179		44,526	30.7
Borrowings		36,744		35,669	3.0
Shareholders' equity		102,873		96,640	6.4
Shareholders' equity - tangible (a)		78,047		71,437	9.3

AVERAGE BALANCES

Securities	$	151,699	$	157,004	(3.4) %
Loans held for sale		1,614		1,328	21.5
Loans, net of unearned income		553,971		542,834	2.1
Interest-earning assets		717,508		714,427	0.4
Goodwill and other intangibles		24,864		25,240	(1.5)
Assets		780,204		778,858	0.2
Assets - tangible (a)		755,340		753,618	0.2
Interest-bearing deposits		486,198		493,806	(1.5)
Deposits		583,410		594,817	(1.9)
Repurchase agreements		54,624		46,254	18.1
Borrowings		33,870		36,720	(7.8)
Shareholders' equity		102,342		95,332	7.4
Shareholders' equity - tangible (a)		77,478		70,092	10.5

CAPITAL

Average shares outstanding - basic		6,107,832		6,156,812	(0.8) %
Average shares outstanding - diluted		6,121,285		6,185,084	(1.0)
Shares repurchased		28,800		11,600	148.3
Average price of shares repurchased	$	20.80	$	23.15	(10.2)

ALLOWANCE FOR LOAN LOSSES

Beginning balance	$	7,395	$	7,264	1.8%
Provision for loan losses		140		303	(53.8)
Charge-offs		(170)		(49)	246.9
Recoveries		60		72	(16.7)
Ending balance	$	7,425	$	7,590	(2.2)

NONPERFORMING ASSETS

Nonperforming loans:					
90 days past due	$	-	$	-	-%
Nonaccrual		2,772		3,689	(24.9)
Foreclosed real estate		550		99	455.6
Nonperforming assets	$	3,322	$	3,788	(12.3)

ASSET QUALITY RATIOS

Net chargeoffs (recoveries) to average loans		0.08 %		(0.02) %	10bp
Nonperforming assets to total assets (c)		0.42		0.48	(6)
Nonperforming loans to total loans (c)		0.50		0.68	(18)
Allowance for loan losses to total loans (c)		1.34		1.40	(6)
Allowance for loan losses to					

nonperforming loans (c)		2.68 X		2.06 X	62
OTHER DATA					
Fiduciary assets at period-end (d)	$	386,375	$	388,405	(0.5) %
Retail brokerage assets at period-end (d)	$	89,927	$	81,270	10.7
Number full time-time equivalent employees		258		257	0
Number of full service offices		19		18	6
Number of loan production offices		1		1	-
Number of ATM's		23		23	-

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Balance sheet amounts used in calculations are based on period-end balances
(d) - Market value
bp - Change is measured in basis points